

Mail Stop 3561

September 8, 2016

Dawn M. Zier
President and Chief Executive Officer
Nutrisystem, Inc.
600 Office Center Drive
Fort Washington, Pennsylvania

> **Re: Nutrisystem, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 000-28551**

Dear Ms. Zier:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition…

Results of Operations, page 22

1. We note your disclosure on page 23 that revenues increased 15% due to increases in new customers, on-program revenue, retail revenue and reactivation revenue. In future reports, if possible, please separately quantify the different factors that impact changes in revenue from period to period. Please tell us what this disclosure will look like.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products